SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d−101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)
(Amendment No. 11)*

Macquarie Infrastructure Company LLC

(Name of Issuer)

Limited Liability Company Interests

(Title of Class of Securities)

55608B105

(CUSIP Number)

Michael Kernan
Macquarie Infrastructure Management (USA) Inc.
125 West 55th Street
New York, New York, 10019
(212) 231-1000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copies to:
Michelle B. Rutta
White & Case LLP
1155 Avenue of the Americas
New York, NY 10036
(212) 819-7864

April 9, 2014

(Date of Event which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§. 240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Infrastructure Management (USA) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,337,842
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,337,842
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,337,842
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,340,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,340,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Macquarie Group Services Australia Pty Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,758
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,758
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,758
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 11 amends and supplements the information set forth in the Schedule 13D (the “Original Schedule 13D”) previously filed with the Securities and Exchange Commission on July 5, 2007 by Macquarie Infrastructure Management (USA) Inc., a corporation organized under the laws of Delaware (“MIMUSA”) and the Schedule 13D filed on August 17, 2007 by Macquarie Bank Limited, a company formed under the laws of Australia (“MBL”), as amended by the Schedule 13D/A filed on October 12, 2007 by MIMUSA and MBL (“Amendment No. 1”), the Schedule 13D/A filed on December 18, 2007 by MIMUSA, Macquarie Group Limited, a company formed under the laws of Australia (“MGL”) and Macquarie Group Services Australia Pty Limited, a company formed under the laws of Australia (“MGSA”) (“Amendment No. 2”), the Schedule 13D/A filed on June 24, 2010 by MIMUSA, MGL and MGSA (“Amendment No. 3”), the Schedule 13D/A filed on January 18, 2012 by MIMUSA, MGL and MGSA (“Amendment No. 4”),  the Schedule 13D/A filed on December 21, 2012 by MIMUSA, MGL, MGSA and Macquarie Private Wealth Inc., a company formed under the laws of Canada (“MPW”) (“Amendment No. 5”), the Schedule 13D/A filed on March 11, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 6”), the Schedule 13D/A filed on March 21, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 7”), the Schedule 13D/A filed on May 14, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 8”), the Schedule 13D/A filed on September 16, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 9”), the Schedule 13D/A filed on October 25, 2013 by MIMUSA, MGL, MGSA and MPW (“Amendment No. 10”) and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10, the “Schedule 13D”).  Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to amend and supplement the existing items in the Schedule 13D.

Item 2.  Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended and restated in its entirety.

This statement on Schedule 13D is being filed by MIMUSA, MGSA and MGL.

MIMUSA has its principal offices at 125 West 55th Street, New York, New York, 10019. MGL and MGSA have their principal offices at No. 1 Martin Place, Sydney, New South Wales 2000, Australia. MGSA is a direct wholly owned subsidiary of MGL. MIMUSA is an indirect wholly owned subsidiary of MGL. MIMUSA is 100% directly owned by Macquarie Infrastructure and Real Assets Inc. (“MIRA”), a Delaware corporation, which is 100% directly owned by Macquarie Holdings (U.S.A.) Inc. (“MHUSA”), a Delaware corporation. MHUSA is a direct wholly owned subsidiary of Macquarie Equities (US) Holdings Pty Limited, a company formed under the laws of Australia (“MEQH”). MEQH is a direct wholly owned subsidiary of Macquarie Group (US) Holdings No.1 Pty Ltd, a company formed under the laws of Australia (“MGUSH1”). MGUSH1 is a direct wholly owned subsidiary of Macquarie Capital International Holdings Pty Ltd (f/k/a Macquarie Group International Holdings Pty Ltd) (“MCIHL”), a company formed under the laws of Australia, which is in turn a wholly owned direct subsidiary of Macquarie Capital Group Pty Ltd, a company formed under the laws of Australia

(“MCGL”). MCGL is a direct wholly owned subsidiary of Macquarie Financial Holdings Limited, a company formed under the laws of Australia (“MFHL”). MFHL is a direct wholly owned subsidiary of MGL, the ultimate controlling entity of MIMUSA.

MEQH, MGUSH1, MCIHL, MCGL and MFHL have their principal offices at No. 1 Martin Place, Sydney, New South Wales 2000, Australia. MIRA and MHUSA have their principal offices at 125 West 55th Street, New York, New York, 10019, United States. Macquarie BFS Holdings Limited have their offices at 181 Bay Street, Suite 3100, Toronto, Ontario M5J 2T3 Canada.

On November 1, 2013, MGL disposed of its entire interest in MPW.

The directors and executive officers of MIMUSA, MGSA and MGL are set forth on Schedules I, II and III attached hereto, respectively. Schedules I, II and III set forth the following information with respect to each such person:

i.	name;

ii.	business address (or residence where indicated);

iii.	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

iv.	citizenship.

During the last five years, none of MIMUSA, MGSA, MGL, MEQH, MGUSH1, MGIHL, MHUSA or MIRA, nor any person named in Schedules I, II and III, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The response set forth in Item 3 of Schedule 13D is hereby amended and supplemented by the following information.

For the three months ended September 30, 2013, MIMUSA has elected to reinvest $8,335,527 of its base management fees and $6,906,069 of its performance fees in LLC Interests of the Issuer, pursuant to the terms of the Amended and Restated Management Services Agreement, dated as of June 22, 2007, as amended from time to time, among the Issuer, Macquarie Infrastructure Company Inc. and MIMUSA (the “Management Services Agreement”). On December 19, 2013, the Issuer issued 278,480 LLC Interests to MIMUSA upon such reinvestment.

For the month ended October 31, 2013, MIMUSA has elected to reinvest $2,801,999 of its base management fees in LLC Interests of the Issuer, pursuant to the terms of the Management Services Agreement. On November 7, 2013, the Issuer issued 51,421 LLC Interests to MIMUSA upon such reinvestment.

For the month ended November 30, 2013, MIMUSA has elected to reinvest $2,808,473 of its base management fees in LLC Interests of the Issuer, pursuant to the terms of the Management Services Agreement. On December 19, 2013, the Issuer issued 51,413 LLC Interests to MIMUSA upon such reinvestment.

For the month ended December 31, 2013, MIMUSA has elected to reinvest $2,844,222 of its base management fees in LLC Interests of the Issuer, pursuant to the terms of the Management Services Agreement. On January 23, 2014, the Issuer issued 53,109 LLC Interests to MIMUSA upon such reinvestment.

For the month ended January 31, 2014, MIMUSA has elected to reinvest $2,878,431 of its base management fees in LLC Interests of the Issuer, pursuant to the terms of the Management Services Agreement. On February 25, 2014, the Issuer issued 54,423 LLC Interests to MIMUSA upon such reinvestment.

For the month ended February 28, 2014, MIMUSA has elected to reinvest $3,054,154 of its base management fees in LLC Interests of the Issuer, pursuant to the terms of the Management Services Agreement. On March 13, 2014, the Issuer issued 54,578 LLC Interests to MIMUSA upon such reinvestment.

For the month ended March 31, 2014, MIMUSA has elected to reinvest $3,061,695 of its base management fees in LLC Interests of the Issuer, pursuant to the terms of the Management Services Agreement. On April 9, 2014, the Issuer issued 55,545 LLC Interests to MIMUSA upon such reinvestment.

Item 5.  Interest in Securities of the Issuer.

(a) – (b)
The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and is incorporated herein by reference.  Such information includes 3,340,600 LLC Interests and is based on 56,514,632 LLC Interests outstanding as of April 9, 2014.

(c)
Except as disclosed above, none of MIMUSA, MGL or MGSA has effected any transaction in the Issuer’s LLC interests during the past 60 days.

On November 11, 2013, MGSA sold 16,366 of LLC Interests of the Issuer.

(d)	Not applicable.

(e)	Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

April 23, 2014	MACQUARIE INFRASTRUCTURE MANAGEMENT (USA) INC.

	By:	/s/ Michael Kernan
		Name:	Michael Kernan
		Title:	General Counsel

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

April 23, 2014	MACQUARIE GROUP SERVICES AUSTRALIA PTY LIMITED

	By:	/s/ John Polanin
		Name:	John Polanin
		Title:	Attorney-in-Fact

MACQUARIE GROUP SERVICES AUSTRALIA PTY LIMITED

By:	/s/ Gus Wong
	Name:	Gus Wong
	Title:	Attorney-in-Fact

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

April 23, 2014	MACQUARIE GROUP LIMITED

	By:	/s/ John Polanin
		Name:	John Polanin
		Title:	Attorney-in-Fact

MACQUARIE GROUP LIMITED

By:	/s/ Gus Wong
	Name:	Gus Wong
	Title:	Attorney-in-Fact

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of Macquarie Infrastructure Management (USA) Inc. are set forth below.  Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address 125 West 55th Street, New York, New York, 10019, United States.

Name	Position with Reporting Person	Principal Occupation	Country of Citizenship (if not Australia)

James Hooke	Chief Executive Officer, President and Director	Chief Executive Officer of the Issuer

Jay Davis	Vice President and Director	Managing Director, Macquarie Group Limited	USA

Martin Stanley	Director	Executive Director, Macquarie Group Limited	UK

Kathleen Hahn	Treasurer	Head of Corporate Affairs Group - Americas

Amanda Michael	Secretary	Attorney	USA

Michael Kernan	Assistant Secretary	Attorney	USA

Anna Boniface	Assistant Secretary	Solicitor (Australia)

SCHEDULE II

The name and present principal occupation of each of the directors (Board Members) of Macquarie Group Services Australia Pty Limited are set forth below.  Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Board Members	Name	Principal Occupation	Country of citizenship (if not Australia)

	Lisa Fraser	Executive Director

	Stuart J. Dyson	Financial Controller of Macquarie Group Limited

	Bruce Phipson	Executive Director

SCHEDULE III

The name and present principal occupation of each of the directors (Board Members) of Macquarie Group Limited are set forth below.  Unless otherwise noted, each of these persons is an Australian citizen and has as his/her business address No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

Board Members	Name	Principal Occupation	Country of citizenship (if not Australia)

	Michael Coleman	Non−executive Director

	Patricia Cross	Non−executive Director

	Diane J. Grady	Non-executive Director

	Michael John Hawker	Non-executive Director

	Nicholas W. Moore	Executive Director

	Peter M. Kirby	Non−executive Director

	Gary Banks	Non−executive Director

	H. Kevin McCann	Non−executive Director

	John R. Niland	Non−executive Director

	Helen M. Nugent	Non−executive Director

	Peter H. Warne	Non−executive Director